SKY PETROLEUM, INC.
                         401 Congress Avenue, Suite 1540
                               Austin, Texas 78701

                                  May 24, 2006



Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-0405
Attn: April Sifford

        Re:      Sky Petroleum, Inc.
                 Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006
                 SEC File No. 333-99455
                 Company Responses to Staff Comments


VIA:  EDGAR AND FACSIMILE (202) 772-9220

Ladies and Gentlemen:

     On March 31, 2006, Sky Petroleum, Inc. (the "Company") filed an annual report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB") with the Securities and Exchange Commission ("SEC"). This letter sets forth the Company's responses to the Staff's comment letter dated April 27, 2006 in regard to the Form 10-KSB. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.



SEC COMMENTS:

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Description of Business, page 3
-------------------------------

Technical Review, page 8
------------------------

1. Revise your filing to omit quantification of estimated oil in place in the Ilam/Mishrif reservoir absent evidence of proved reserves. Quantification should be limited to amounts actually produced.

April Sifford
May 24, 2006
Page 2



The Company's Response:

     1. The 10-KSB has been amended to omit the quantification of estimated oil as requested by the staff comments.


SEC COMMENTS:

Financial Statements, page 28
-----------------------------

2. Please revise your financial statements to label yourself as an exploration stage company instead of a development stage company.


The Company's Response:

     2. The financial statements in the amended 10-KSB have been revised to reflect the Company as an exploration stage company. This change was also made in the Company's 10-QSB filed on May 15, 2006.


SEC COMMENTS:

Consolidated Statements of Operations, page 30
----------------------------------------------

3. Please classify your statement of operations based upon the function of the expenses as opposed to the nature of the expenses (e.g., professional fees and consulting services). Refer to Rule 5-03 of Regulation S-X for guidance on the various line items that should appear on the face of the statement of operations. For example:

     o It is not appropriate to display stock-based compensation expense as a separate line item in the statements of operations. Allocate stock-based compensation expense to your operating expense line items, as appropriate. Refer to SAB Topic 14:F for additional guidance.

     o No disclosure of related party expenses is required by SFAS 57 for compensation arrangements, expense allowance and other similar items in the ordinary course of business. As such, reclassify compensation expense-related party to the appropriate operating expense line item(s).


The Company's Response:

     3. The Company agrees with the staff's comments and has made the requested revisions in the consolidated statement of operations in the amended 10-KSB. This change was also made in the Company's 10-QSB filed on May 15, 2006.

April Sifford
May 24, 2006
Page 3



SEC COMMENTS:

4. We note in Note 6 that the financing fees pertain to payments related to stock issuances in 2005. Please explain to us in detail the nature of the payments and the accounting literature you relied upon in determining how to account for them. In your response, tell us how you considered SAB Topic 5:A.


The Company's Response:

     4. The nature of these financing fees is that investor relations consultants received a finders fee for putting potential investors in Sky Petroleum in contact with the Company. The fees were not put into an escrow account, from which the fees were netted off and paid to the Company. The Company interprets SAB Topic 5:A as providing an option that costs "may be properly deferred." Since the fees were not netted off the proceeds of the private placements, we consider it most prudent and conservative to expense these costs.


SEC COMMENTS:

Notes to Consolidated Financial Statements, page 33
---------------------------------------------------

Note 1 - Summary of Significant Accounting Policies, page 33
------------------------------------------------------------

Joint venture in oil and gas properties, page 34
------------------------------------------------

5. We note that you intend to follow the full cost method upon commencing drilling operations. Since it appears that you have already incurred costs to acquire property, tell us which method you have used to account for the costs associated with the property acquisition and any other exploration and development activities through December 31, 2005. If you are applying the full cost method, please explain how the accounting policy disclosed in this section complies with the full cost method of accounting. Refer to Rule 4-10(c) of Regulation S-X.


The Company's Response:

     5. The nature of the Participation Agreement states that the Company must pay a minimum of $12.5 million of a $25 million commitment in order to meet conditions to drill the first of a two well commitment. The estimated costs to drill a well are $12.5 million, which is required to be "advanced" by Sky Petroleum prior to obtaining a drilling rig. The $12.5 million commitment was met in late 2005 and the drilling rig was signed up in early 2006. At this point we consider the Company to be in the operating stage and costs will be capitalized from this point forward. Prior to this stage, there is still uncertainty as to whether the well would be drilled and thus costs were expensed. In addition, costs incurred for acquisition and other exploration and development costs was less than $50,000 and is not material.

April Sifford
May 24, 2006
Page 4



SEC COMMENTS:

6. Revise your filing to include the following information regarding your unevaluated properties, as required by Rule 4-10(c)(7)(ii) of Regulation S-X, to the extent applicable.

     o    Describe the current status of each significant property or project.

     o Identify the anticipated timing of the inclusion of the costs in your full cost amortization calculation.

     o Disclose, in a table, the following information by acquisition, exploration, development and capitalized interest costs:

     o    The total costs excluded as of the most recent fiscal year.

     o The amount of the excluded costs incurred in each of the most recent three fiscal years and the total for any earlier fiscal years in which costs were incurred.


The Company's Response:

     6. We have revised the description of the $14.5 million that was included as "Joint venture in oil and gas properties" to "Advances on oil and gas activities" to more clearly indicate that the costs relate to drilling advances at December 31, 2005.

          We have revised the disclosure in Note 3 to the financial statements of the amended 10-KSB to indicate that all costs are drilling advances and since drilling has not commenced, no costs are yet capitalized.

          In our first quarter of 2006 financial statements, upon commencement of drilling, costs have been transferred from the "Advances in oil and gas activities" to "Oil and gas properties" that are unevaluated and not yet subject to amortization.


SEC COMMENTS:

7. Also include in your filing the disclosure requirements of SFAS 69, paragraphs 18 to 23.


The Company's Response:

     7. The disclosure required by the above staff comment relates to disclosure of types of expenditures. Currently, all costs, as of December 31, 2005, relate to drilling advances because drilling has not commenced. We concur that as expenditures are incurred and as certain costs move into the proved category, we intend to split out costs as required by SFAS 69.

April Sifford
May 24, 2006
Page 5



SEC COMMENTS:

Note 2 - Income Taxes, page 35
------------------------------

8. We note that your net operating loss carryforwards equals your accumulated net losses from inception to date. Please measure your net operating loss carryforwards using the applicable tax rate, and revise your valuation allowance accordingly. Refer to paragraph 17 of SFAS 109 for additional guidance.


The Company's Response:

     8. We concur with the staff's comments and assessment and the Amended 10-KSB (Note 2 to the consolidated financial statements) has been revised to reflect this change.


SEC COMMENTS:

Note 7 - Stock Options, page 39
-------------------------------

9. We note that you granted options to Mr. Cameron pursuant to a separation agreement, and the options vest over two years. Please tell us how you accounted for these options. Describe in your filing whether Mr. Cameron is performing any services for you subsequent to his separation, and if so, describe the nature of such services, and explain the reason for the two-year vesting period.


The Company's Response:

     9. Mr. Cameron's options were amortized over the two year vesting period. As such, a portion of the expense was recognized in 2005, and the remainder will be amortized into income over the two years. Mr. Cameron has agreed to provide consulting services to the Company for a period of time that will extend beyond two years if required and therefore the company allowed the options to vest over two years. The main services include meetings with potential investors in Canada and the United States and reviewing potential additional international acquisitions or joint venture opportunities for the Company.


SEC COMMENTS:

Evaluation of Disclosure Controls and Procedures, page 43
---------------------------------------------------------

10.  Please revise the disclosures in Item 8A. to conform to the requirements of
     Item 307 of Regulation S-B, as follows:

     o Revise your conclusion of your evaluation of disclosure controls and procedures that they were adequately designed, to conclude, if true, that they were effective as of the end of the period covered by this report.

     o Expand your conclusion that your disclosure controls and procedures are effective "to ensure that information required to be disclosed is recorded, processed,

April Sifford
May 24, 2006
Page 6


          summarized and reported within the time periods specified in applicable rules and forms," to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure;

          Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/ rules/ final/ 33-8238.htm for additional guidance.


The Company's Response:

     10. The amended 10-KSB has been revised to reflect the staff's requested changes.



In connection with our response to the staff's comments, we hereby acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


     Thank you for your review of the filing. If you should have any questions regarding our response letter or the amended filings, please do not hesitate to contact me at (403) 265-3501 or Kenneth Sam at Dorsey & Whitney LLP at (303) 629-3445.

                                           Respectfully submitted,

                                           SKY PETROLEUM, INC.


                                           Jim Screaton, CA
                                           Vice-President, Finance and Chief
                                           Financial Officer